Exhibit 99.1

Kitov Enters Immuno-Oncology Field Through Acquisition of TyrNovo

-	TyrNovo’s NT219 drug candidate works by overcoming tumors’ cancer drug resistance and would be developed as a combination drug, presenting a new paradigm in cancer therapy

-	NT219 is a novel proprietary dual inhibitor of two major oncogenic pathways (IRS1/2 and STAT3) highly involved in anti-cancer drug resistance and immune evasion by the tumor.

-	NT219 has demonstrated efficacy in numerous preclinical models of sarcoma, melanoma, pancreatic, lung, ovarian, head & neck, prostate and colon cancers

-	Immuno-oncology market projected to reach $14 billion by 2019

TEL AVIV, Israel, January 12, 2017 /PRNewswire/ – Kitov Pharmaceuticals Holdings Ltd. (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company, announced today the expansion of its pipeline through the acquisition of a majority stake in TyrNovo Ltd., a privately held developer of novel small molecules in the immuno-oncology therapeutic field.

The expansion into developing immuno-oncology drugs comes as Kitov plans to file its New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) for its flagship combination drug, KIT-302, which is intended to treat osteoarthritis pain and hypertension simultaneously, in Q1 2017, with commercial launch anticipated for the first half of 2018. Kitov plans to harness its development and regulatory capabilities in proceeding towards submitting an investigational new drug (IND) application with the U.S. FDA and initiate clinical trials for its newly acquired drug, NT219.

The market for immuno-oncology treatments is believed to become worth $14 billion by 2019 and to grow to $34 billion by 2024, driven by long-term and durable tumor responses to immuno-oncology drugs, according to Global Data.

Kitov will initially acquire an approximately 56% equity stake in TyrNovo from its majority shareholder, for consideration of $2 million in cash and $1.8 million equivalent ordinary shares of Kitov based on the closing price of Kitov’s shares on the TASE on January 11, 2017. Following the closing of this initial acquisition, which is expected to take place on January 13, 2017, Kitov anticipates that it may acquire additional equity stakes in TyrNovo from all or part of TyrNovo’s additional minority shareholders for consideration consisting of ordinary shares of Kitov in such amounts as to be agreed with the shareholders.

“The TyrNovo acquisition represents a major milestone in Kitov’s strategic vision of establishing a diverse pipeline that we believe will secure long term value creation for its shareholders. We are excited about NT219 and its prospects in the oncology field. NT219 can be developed as a platform combination drug for overcoming multi-drug resistance often observed in various tumors. It has the potential to be developed as a combination therapy with several approved oncology drugs for multiple types of tumors,” stated Dr. Paul Waymack, Kitov’s Chairman and Chief Medical Officer.

“The Kitov regulatory team has a proven track record in the development and approval of drugs for oncology as well as other indications required to develop NT219 towards submission of an IND and initiation of clinical trials,” Waymack added.

TyrNovo is led by its CEO, Dr. Hadas Reuveni, a co-inventor of the TyrNovo technology, who received her Ph.D., Summa Cum Laude, for anti-cancer drug discovery from the Hebrew University of Jerusalem and has nearly two decades of R&D experience in Biotechnology. Dr. Reuveni commented, “I am excited to join Kitov and its team to expedite the development of NT219, which addresses a true unmet medical need for numerous oncology indications. Cancer drug resistance is the major reason for failure in anti-cancer drug treatment. Preventing resistance to the drugs is critical for improving effective cancer treatment.”

About NT219

NT219 is a small molecule that presents a new concept in cancer therapy by promoting the degradation of two oncology-related checkpoints, Insulin Receptor Substrates (IRS) 1 and 2 as well as the inhibition of signal transducer and activator of transcription 3 (STAT3). While targeted anti-cancer drugs inhibit the “ON” signal, NT219 activates the “OFF” switch, extensively blocking major oncogenic pathways. In pre-clinical trials, NT219, in combination with several approved cancer drugs, displayed potent anti-tumor effects and increased survival in various cancers by preventing the tumors from developing multi-drug resistance and ameliorating multi-drug resistance after resistance is acquired. NT219, in combination with various approved oncology drugs, demonstrated potent anti-tumor effects and increased survival in various cancer models including sarcoma, melanoma, pancreatic, lung, ovarian, head & neck, prostate and colon cancers, through the prevention of acquired resistance and regression of resistant tumors.

About TyrNovo

TyrNovo is developing NT219, a small molecule originally developed by Dr. Hadas Reuveni and Prof. Alexander Levitzki at the Hebrew University, and exclusively licensed from Yissum, the Hebrew University Research Development Company. TyrNovo demonstrated the potential of NT219 to overcome resistance to multiple anti-cancer drugs, by using the Patient-Derived Xenograft (PDX) models, in collaboration with Prof. Izhak Haviv from the Bar-Ilan University and Prof. M. Stemmer from Clalit HMO.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial and its New Drug Application with the U.S. Food and Drug Administration is currently being prepared for submission. It’s newest drug, NT219 is a small molecule that presents a new concept in cancer therapy, and in combination with various approved oncology drugs, demonstrated potent anti-tumor effects and increased survival in various cancer models. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

2

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Registration Statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the "SEC") (file numbers 333-211477, 333-207117, and 333-215037), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

Contact:
Simcha Rock
Chief Financial Officer
+972-3-9333121 ext. #105
simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@LifeSciAdvisors.com

SOURCE Kitov Pharmaceuticals Holdings Ltd.

3